Exhibit 12

CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	2004	2005	2006	2007 (1)	2008 (1)

Income from continuing operations	$205	$225	$432	$399	$447
Income taxes for continuing operations	139	153	62	195	278
Capitalized interest	(4)	(4)	(10)	(22)	(20)
	340	374	484	572	705

Fixed charges, as defined:

Interest	777	710	600	626	609
Capitalized interest	4	4	10	22	20
Interest component of rentals charged to operating expense	11	12	19	16	15
Total fixed charges	792	726	629	664	644

Earnings, as defined	$1,132	$1,100	$1,113	$1,236	$1,349

Ratio of earnings to fixed charges	1.43	1.51	1.77	1.86	2.09
________
(1)
Excluded from the computation of fixed charges for the years ended December 31, 2007 and 2008 is interest income of $4 million and interest expense of $9 million, respectively, which is included in income tax expense.